October 3, 2014

VIA EDGAR AND FEDERAL EXPRESS
Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
100 F. St., N.E.
Washington, D.C. 20549-3628

Re:	Darden Restaurants, Inc.
Definitive Additional Soliciting Materials on Schedule 14A
Filed September 9-24, 2014
File No. 001-13666

Dear Ms. Duru:

On behalf of Darden Restaurants, Inc., a Florida corporation (“Darden” or the “Company”), set forth below are responses to the comments of the Staff of the Office of Mergers & Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) that were set forth in the Staff’s letter, dated September 25, 2014, with respect to certain matters relating to the Company’s Definitive Additional Soliciting Materials on Schedule 14A filed September 24, 2014 and the Company’s Current Report on Form 8-K filed September 9, 2014.  For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response.

1.
Please note that supplemental materials provided in response to staff comments should be appropriately marked to identify the specific information relied upon.  If acronyms or pseudonyms are used in data sets, please identify such terms to facilitate staff review.  We note that data supplementally provided on September 19th does not identify the companies.  Consequently, we are unable to discern whether adequate support has been provided for statements made regarding separation and franchising outcomes.  We reissue prior comment 3 of our letter dated September 16, 2014.

Ms. Mellissa Campbell Duru
Office of Mergers & Acquisitions
Securities and Exchange Commission
October 3, 2014

Response:  The Company acknowledges the Staff’s comment.  The Company is resubmitting the supplemental materials with an explanatory note.

2.
Please see our prior comment.  Supplemental materials provided in your response package dated September 16, 2014 regarding “To-Go sales” growth and Mr. Silva’s involvement with four straight years of consecutive comp sales, references unexplained acronyms and were not clearly marked to evidence how the materials are supportive.  Moreover, it would appear that comparative data has not been placed in context (i.e., comparative sales increases may have occurred but Checkers/Rally’s sales also experienced material declines over four years.)  Please advise.

Response:  The Company acknowledges the Staff’s comment.  The Company is resubmitting the supplemental materials with an explanatory note.

3.
Refer to statements made in soliciting materials alleging that a single minority shareholder (i.e., Starboard) wants to “take control of the company...”  In future filings, please avoid using these and similarly unqualified statements that state that Starboard will take control of Darden.  In this regard, we note that while Starboard has nominated a slate of candidates, even assuming all such nominees are elected, Starboard would not “control” the company as each of the nominees would have fiduciary duties to the company’s shareholders.  Refer generally to Rule 14a-9.

Response:  The Company acknowledges the Staff’s comment.  In future filings, the Company would expect to refer to Starboard seeking a full turnover of the Board, the potential for control of the Board to shift to Starboard and its nominees and Starboard recommending that shareholders vote for a slate consisting of 12 nominees selected by Starboard or make similarly qualified statements.

4.
Refer to materials filed on September 19, 2014 in which you assert that Messrs. Fogarty and Lenehan do not have experience as senior executives of a large public company and that Mr. Nowell has no restaurant experience.  On the basis of publicly available materials, it would appear that such individuals have public company experience as senior executives and/or restaurant experience.  Please advise and refrain from making unsupportable statements in filings.

Response:  The Company respectfully clarifies that the statements identified by the Staff referred to the current market capitalization of Darden as a benchmark to determine whether the nominees had prior experience as a senior executive of a “large public company.”  Messrs. Lenehan and Fogarty previously held positions at what the Company understood to be more appropriately referred to as “small capitalization” or “middle capitalization” companies, compared to Darden’s current more than $7 billion market capitalization.  The Company viewed operational experience as relevant to determining whether the nominees had prior restaurant experience, and respectfully notes that, based on public information, it appears that Mr. Nowell served in controller / financial / internal audit roles at a restaurant company between 1983 and 1991 rather than an operational role.  The Staff's comment is nevertheless acknowledged and in future filings, the Company will clarify and provide appropriate additional support for characterizations concerning the prior experience or lack thereof of Starboard nominee(s).

*           *           *

Ms. Mellissa Campbell Duru
Office of Mergers & Acquisitions
Securities and Exchange Commission
October 3, 2014

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the Company’s counsel – Sabastian V. Niles of Wachtell, Lipton, Rosen & Katz, at (212) 403-1366.

Sincerely,

Teresa M. Sebastian, Esq.
Senior Vice President, General Counsel and Corporate
Secretary, Darden Restaurants, Inc.

cc:           Daniel A. Neff, Esq.
Sabastian V. Niles, Esq.
Wachtell, Lipton, Rosen & Katz